January 11, 2005



Via U.S. Mail and Facsimile
Peter C. DeChants
Vice President
Kaydon Corporation
315 East Eisenhower Parkway, Suite 300
Ann Arbor, MI 48108

Re:	Kaydon Corporation
		Form S-3 filed January 7, 2005
		File No. 333-121906

Dear Mr. DeChants:

	This is to advise you that the staff has reviewed only those portions of the above filing that relate to the registrant`s undertakings pursuant to Item 512(a) of Regulation S-K. We have the following comment in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 17. Undertakings, page II-1

Include each of the undertakings required by Item 512(a) of Regulation S-K as this transaction involves a Rule 415 offering. Please note that the proviso in Item 512(a) would trigger after effectiveness, at which time, for example, the company might not be
Form S-3 eligible. 1. See also Phone Interp. B.54 from the Manual of Publicly Available Telephone Interpretations (July 1997).

``Closing

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Lesli Sheppard at (202) 942-1887 or, in her absence, the undersigned at (202) 942-1950.

      Sincerely,



      Pamela A. Long 						Assistant
Director



cc: 	Mr. Paul R. Rentenbach (via facsimile 313/568-6915)
	Dykema Gossett PLLC
	400 Renaissance Center
	Detroit, MI 48243

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Peter C. DeChants
Kaydon Corporation
January 11, 2005
page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE